U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549




FORM 12b-25

Notification of Late Filing





x  Form 10-K      Form 11-K       Form 20-F	     Form 10-QSB	   Form N-SAR


For Year Ended:    September 30, 1999


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A



PART I - REGISTRANT INFORMATION



PROGRESSIVE TELECOMMUNICATIONS CORPORATION
(Exact Name of Registrant as Specified in Charter)

601 Cleveland Street, Suite 930, Clearwater, Florida
(Address of Principal Executive Office)

33755
(Zip Code)





PART II - RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Company recently completed an acquisition of Progressive Telecommunications Corporation (Florida) and its subsidiaries. In addition, the Company changed its auditors. Due to these reasons the Company was unable to complete this filing on a timely basis without unreasonable effort and expense.


PART IV - OTHER INFORMATION


(1)	Name and telephone number of person to contact in regard to this notification

	Joel C. Schneider, Esq.		(516) 228-8181


(2)	Have all other periodic reports required (under Section 13 or 15(d) of the
Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

		x   YES				   NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

		x   YES					   NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

The Company has undergone significant changes in its business from a film distribution company to a telecommunications and e-commerce business. While we anticipate significant changes in its results of operations, a reasonable estimate of the results can not be made at this time.


PROGRESSIVE TELECOMMUNICATIONS CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 30, 1999			PROGRESSIVE TELECOMMUNICATIONS
						CORPORATION


						By: /s/ Barry L. Shevlin
							Barry L. Shevlin, CEO




ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).





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